Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
APPOINTMENT OF EXECUTIVE DIRECTORS
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) announces the appointment of Mr. He Guohua and Mr. Wang Shiping as executive directors of the Company effective 16th September, 2005.
Brief biographies of Mr. He Guohua and Mr. Wang Shiping are set out below.
Mr. He Guohua
Mr. He Guohua, age 54, was appointed as an executive director of the Company effective 16th September, 2005. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
Mr. He is currently a Director and Vice President of Huachen Automotive Group Holdings Company Limited (“Huachen”), the controlling shareholder of the Company which as at the date of this announcement is interested in approximately 39.42% of the issued share capital of the Company. Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory. He was also a Director of Shenyang Planning & Economic Commission, a Director of Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation.
Mr. He was appointed as a director of Shenyang JinBei Automotive Co., Ltd., an A-share company listed on the Shanghai Stock Exchange in April 2001 and became its Chairman in April 2002. Save as aforementioned, he has not held any directorship in any listed public companies in the last three years. Mr. He is the Vice Chairman and a director of Shenyang Brilliance JinBei Automobile Co., Ltd., a 51% owned subsidiary of the Company, a director of Shenyang XinJinBei Investment and Development Co., Ltd., a 99% owned subsidiary of the Company and a director of Shenyang JinBei Automotive Industry Holdings Co., Ltd., a 98.01% owned subsidiary of the Company. Save as stated in this announcement, Mr. He does not hold any position in any subsidiaries of the Company.
Other than the relationship arising from his being an executive director of the Company and a Director and Vice President of Huachen, Mr. He does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company.
As at the date of this announcement, Mr. He is not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”). The appointment of Mr. He as a director of the Company has no fixed term. Under the bye-laws of the Company, Mr. He will hold the office of director until the next annual general meeting of the Company and will retire at that annual general meeting, but will become eligible for re-election. On 1st July, 2004, Mr. He has entered into an employment contract for senior technician/management with the Company in relation to his appointment to the senior management of the Company for a term of three years commencing from 1st July, 2004. No service agreement has been entered into between the Company and Mr. He in relation to his appointment as an executive director of the Company. As an executive director of the Company, the emoluments of Mr. He will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.

Mr. Wang Shiping
Mr. Wang Shiping, age 48, was appointed as an executive director of the Company effective 16th September, 2005. Mr. Wang is a Senior Engineer (Researcher) in corporate management. Mr. Wang graduated from Anshan Iron & Steel University in 1983 and was awarded a degree in Bachelor of Engineering. He was awarded a Master of Business Economics by the Graduate School of the Chinese Academy of Social Sciences in 1998.
Mr. Wang is currently the Vice President of Huachen. Mr. Wang was the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation (“FAW”) between May 1993 to July 1994. Between July 1994 to July 2002, Mr. Wang was the General Manager of FAW ZEXEL Air-Condition Branch Company. Mr. Wang was the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd., a position which he has held between July 2002 to March 2005.
Mr. Wang has not held any directorship in any listed public companies in the last three years. Mr. Wang is a director of Shenyang Brilliance JinBei Automobile Co., Ltd., a 51% owned subsidiary of the Company and a director of Shenyang Jianhua Motors Engine Co., Ltd., a 60.8% owned subsidiary of the Company. Save as stated in this announcement, Mr. Wang does not hold any position in any subsidiaries of the Company.
Other than the relationship arising from his being an executive director of the Company and a Vice President of Huachen, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company.
As at the date of this announcement, Mr. Wang is not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the SFO. No service agreement has been entered into between the Company and Mr. Wang. The appointment of Mr. Wang has no fixed term. Under the bye-laws of the Company, Mr. Wang will hold the office of director until the next annual general meeting of the Company and will retire at that annual general meeting, but will become eligible for re-election. The amount of emoluments payable to Mr. Wang has not been fixed. As an executive director of the Company, the emoluments of Mr. Wang will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.
As at the date of this announcement (given that the appointment of Mr. He Guohua and Mr. Wang Shiping takes effect on the date of this announcement), the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Lei Xiaoyang, Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 16th September, 2005
* for identification purposes only